Mail Stop 4561

June 13, 2008

Christopher J. Spencer
Chief Executive Officer and President
Wizzard Software Corporation
5001 Baum Boulevard
Pittsburgh, PA 15213

>   **Re: Wizzard Software Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 17, 2008**
>   **File No. 000-33381**

Dear Mr. Spencer:

        We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for Fiscal Year Ended December 31, 2007</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Company Overview, page 15</u>

1.   We note that the discussion in the company overview is exclusively focused on the company's successes during the year. While it is important to discuss specific achievements on company performance, it also useful to include a discussion addressing challenges and risks associated with your business such as those presented by known material trends and uncertainties. This helps to deliver to your readers a balanced view of the underlying dynamics of the business. Please refer to SEC Release 33-8350.

2.   We note that you provide lengthy disclosures describing various statistics, celebrity signings, and business milestones. However, you do not appear to provide any context that would allow readers to understand how these items factored into your historical results or the expected future impact. We note that you appear to expend significant effort discussing statistics that measure in the hundreds of millions and signings of celebrities known worldwide, yet you have provided no discussion as to the impact on your revenues. For example, you disclose that you handled 3.58 million requests for downloads on a typical day in October. However, you do not disclose how much revenue was earned from those downloads. It appears to us that you dedicate the majority of your disclosure to highlighting such statistics and signings that bear little relationship to the $5 million of revenue recognized during 2007. While such information can be useful to readers and can indicate the wide exposure potential of podcasting, it appears that you should significantly revise your disclosures to provide the following:

- Provide detailed descriptions of each statistic. These descriptions should include a definition, how the information was gathered, and how readers should interpret each;
- Link the statistics to your historical results. This can be accomplished by providing corresponding revenue amounts to show your progress in monetizing the exposure;
- If the statistics are provided primarily to show the potential exposure and current monetization rates are negligible (this appears to be the case for several statistics provided), clearly indicate this and provide management's expectations regarding monetization over the short and long-term. This discussion should also explain how the company expects to achieve such monetization;

- Provide a historical discussion of the statistics, managements efforts to monetize and the corresponding results;
- Provide the material terms of the celebrity agreements and explain what the contracts mean for the company in terms of current and future revenue. Future expectations should be accompanied by the means by which the company expects to achieve results; and
- File any material agreements as required under Item 601 of Regulation S-K;

Using the overview provided in your 2007 Form 10-K, provide us with a draft of substantially revised disclosures incorporating the information requested above. We may have further comment upon reviewing your proposed disclosures.

Liquidity and Capital Resources, page 25

3.   It appears you have substantially relied on external financing to fund your operations in your prior three fiscal years. Please tell us how you considered discussing your future cash requirements pursuant to Section IV.A of SEC Release 33-8350. As part of your response, please tell us why you have not included a tabular disclosure of your contractual obligations pursuant to Item 303(a)(5) of Regulation S-K.

Item 8. Financial Statements

Statement of Operations, page 32

4.   We note your software revenue includes sales of custom and packaged software products as well as podcast hosting and advertising services. Please explain to us how your presentation complies with Rule 5-03(b)(1) of Regulation S-X.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 38

5.   Please tell us the period over which you recognize revenues for telephone support related to your packaged products. In addition, explain to us how you establish VSOE.

Note 2. Acquisition, page 40

6.   Please explain to us how your current disclosures comply with paragraph 54(b) of SFAS 141.

Note 5. Goodwill/Definite-Life Intangible Assets, page 43

7.   We note your reference to the external firm used to complete a fair value analysis
        of Webmayhem Inc. in conjunction with your annual goodwill impairment
        testing. Please describe the nature and extent of this firm's involvement in your
        decision-making process. Generally, when you refer to an independent valuation
        specialist you need to disclose the name of the expert and, if your annual report is
        incorporated by reference into a Securities Act registration statement, include the
        expert's consent. Refer to Rule 436(b) of Regulation C.

Note 7. Capital Stock

Preferred Stock, page 45

8.   Please explain to us how you concluded that the conversion option embedded
        within your Series A Convertible Preferred Stock should not have been bifurcated
        from the host contract and accounted for separately as a derivative. Refer to the
        appropriate provisions of SFAS No. 133 and EITF 00-19, as appropriate, within
        your response.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing, you may wish to provide us with marked copies of any amendment to expedite our
review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief